United States securities and exchange commission logo





                              November 23, 2021

       Man Chung Chan
       Chief Executive Officer
       Bonanza Goldfields Corp.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Bonanza Goldfields
Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 26,
2021
                                                            File No. 000-53612

       Dear Mr. Chan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed October 26, 2021

       Special Cautionary Notice Regarding Forward-Looking Statements, page ii

   1.                                                   Please create a new
section titled    Introductory Comment    after your table of contents and
                                                        before this section to
highlight certain disclosure regarding your operations in Hong Kong.
   2.                                                   Please disclose
prominently in the Introductory Comment section that you are not a Hong
                                                        Kong operating company
but a Nevada holding company with operations conducted by
                                                        your subsidiaries based
in Hong Kong and that this structure involves unique risks to investors. Please
disclose that investors may never directly hold equity interests in the
                                                        Hong Kong operating
company. Your disclosure should make clear whether these risks would likely result in
a material change in your operations and/or value of your securities, including that it could
cause the value of such securities to significantly decline or become
 Man Chung Chan
FirstName LastNameMan
Bonanza Goldfields Corp. Chung Chan
Comapany 23,
November  NameBonanza
              2021       Goldfields Corp.
November
Page 2    23, 2021 Page 2
FirstName LastName
         worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. Provide prominent disclosure in the Introductory Comment section about the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in Hong Kong and thereby subject to political and economic influence from
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to data security or anti-monopoly concerns and China s extension of
         authority into Hong Kong, has or may impact the company   s ability to
conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange.
4. Clearly disclose in the Introductory Comment section how you will refer to the holding company and your subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity
         (including the domicile) in which investors will have their interest.
5. Please include a risk factor summary in the Introductory Comment section. In that summary, please disclose the risks that your corporate structure and being based in or
         having the majority of the company   s operations in Hong Kong poses
to investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks in light of
         China   s extension of authority into Hong Kong with cross-references to the more detailed
         discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of
         China   s laws in Hong Kong and that rules and regulations in China can change quickly
         with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong-Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6.       In the Introductory Comment section, disclose each permission that you or your
         subsidiaries are required to obtain from Chinese authorities to operate or issue future securities to foreign investors. With respect to approvals to offer securities to foreign investors, disclose whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations
 Man Chung Chan
FirstName LastNameMan
Bonanza Goldfields Corp. Chung Chan
Comapany 23,
November  NameBonanza
              2021       Goldfields Corp.
November
Page 3    23, 2021 Page 3
FirstName LastName
         change and you are required to obtain approval in the future. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization in the
         Introductory Comment section. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.
Business
Overview, page 1

8. In this section, please disclose your multi-class capital structure, discuss the disparate voting rights of your common stock and Series A, Series B, and Series C preferred stock.
         Please also disclose the percent of the voting power controlled by your insiders and whether you intend to take advantage of the controlled company exemptions.
9. Here, and elsewhere, you disclose that you acquired Marvion on October 18, 2021, yet the
         Share Exchange Agreement and Confirmation filed as Exhibits 10.1 and
10.2 to the
         registration statement provide that the acquisition will close on December 31, 2021.
         Please revise your disclosure to clarify that the acquisition has not yet closed.
10. Please provide more detailed disclosure regarding each of your service offerings in both your strategic business and management advisory segment and your NFT solutions segment. Please also clarify whether you have generated revenue in each segment.
Sales and Marketing, page 4

11. Please provide more detail explaining how your business will involve Hybrid NFTs and clarify whether you intend to create and sell - or mint - your own Hybrid NFTs or if you intend to offer Hybrid NFT solutions to third parties or both, as your disclosure seems to suggest. If you intend to mint such token, please provide a complete description of the
         Hybrid NFTs you have developed or are developing. In doing so, provide a legal analysis explaining whether the Hybrid NFTs you have developed or are developing are securities, as defined in Section 2(a)(1) of the Securities Act. Revise to provide risk factor disclosure around this aspect of your business.
12. We note your disclosure that you intend to eventually launch on your website a portal that allows users to "consume these rights and IP ownership in the NFT." Clarify what you
 Man Chung Chan
FirstName LastNameMan
Bonanza Goldfields Corp. Chung Chan
Comapany 23,
November  NameBonanza
              2021       Goldfields Corp.
November
Page 4    23, 2021 Page 4
FirstName LastName
         mean by this statement. You go on to state that you intend to "launch" your first series of
         Hybrid NFTs, however, press releases suggest that Marvion has already begun to offer
         Hybrid NFTs in connection with the release of an upcoming film, "Lockdown." Please advise.
Government and Industry Regulations, page 6

13. You state on page 6 that you intend to conduct your NFT operations from Singapore.
         Revise to clarify whether you intend to offer or sell any token or other digital asset in the
         United States or to U.S. persons. To the extent you have not or will not offer and sell digital assets in the United States or to U.S. persons, please tell us the steps you have taken or intend to take to prevent offers and sales of digital assets in the United States or to U.S. persons. In this regard, we note your intent to use social media to announce the launch of your Hybrid NFTs.
Risk Factors, page 12

14. Please include risk factor disclosure discussing the potential dilutive impact of future conversions of your Series A, Series B and Series C preferred stock into common stock.
         Please also include risk factor disclosure regarding your controlled company status, if applicable.
15.      Given the Chinese government   s significant political and economic
influence related to
         Hong Kong, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong
         Kong-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
16. We note from the audit opinion and your risk factor on page 15 that you have a Malaysia-
         based auditor that is registered with the PCAOB. Please disclose whether your auditor is currently subject to PCAOB inspection. Please also disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
17. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
 Man Chung Chan
Bonanza Goldfields Corp.
November 23, 2021
Page 5
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

18. For both the three and nine month periods ended September 30, 2021, please expand your disclosure to address the nature of your revenues, including the general terms of your contracts with customers and greater specificity about the services provided. Please also explain whether all of the revenue relates to the Typerwise business.
19. We note the only operating expense you incurred in the nine months ended September 30,
         2021 was general and administrative expenses. Please tell us why your revenues have no associated costs of revenues.
Liquidity and Capital Resources, page 26

20. We note your disclosure that you believe that your current cash and other sources of liquidity, including funds provided by your stockholders, are adequate to fund your operations for at least the next 12 months; however, on page F-12 and F-27, you state that the continuation of the Company as a going concern through September 30, 2022 is dependent upon the continued financial support from your stockholders and that this raises substantial doubt about your ability to continue as a going concern. Please revise your disclosure, here and elsewhere, for consistency and note that there is substantial doubt regarding your ability to continue as a going concern. Also provide related risk factor disclosure.
Security Ownership of Certain Beneficial Owners and Management, page 35

21. Please revise the table to include your Series A, Series B and Series C preferred stock.
         Refer to Item 403 of Regulation S-K.
Certain Relationships and Related Transactions, and Director Independence, page
41

22. Please include disclosure covering the last three fiscal years. Please refer to Instruction 1 to Item 404 of Regulation S-K, particularly the three-year requirement for registration statements.
Description of Registrant's Securities to be Registered, page 43

23. We note that the Certificate of Designation for your Series A preferred stock was amended in December 2017 to provide each share of Series A with 200 votes per share,
FirstName LastNameMan Chung Chan
       yet your disclosure provides that each share of Series A only has 100 votes per share.
Comapany    NameBonanza
       Please               Goldfields Please
              revise for consistency.   Corp. also clarify what actions the
Series B and Series C
       preferred
November         stock
           23, 2021    are 5permitted to vote on and how many votes each share
is entitled to.
                     Page
FirstName LastName
 Man Chung Chan
FirstName LastNameMan
Bonanza Goldfields Corp. Chung Chan
Comapany 23,
November  NameBonanza
              2021       Goldfields Corp.
November
Page 6    23, 2021 Page 6
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

24. Please expand your disclosure to address how you generate revenues (nature of services provided and the material terms of the contracts with your customers) and how the criteria of ASC 606 was applied. Refer to FASB ASC 606-10-50-12 through 50-20. Please also tell us how you considered the disaggregation guidance in ASC 606-10-50-5 and why you have concluded no disclosure is necessary.
Report of Independent Registered Public Accounting Firm, page F-17

25. Note 3 of the notes to the financial statements discloses a going concern; however, the audit report of J&S Associate does not include a going concern paragraph. Please have your auditors explain to us their consideration of PCAOB Auditing Standards 2415 regarding their conclusion about the company's ability to continue as a going concern.
General

26. Please update your website to reflect the fact that your business no longer consists of mining operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jenny Chen-Drake, Esq.